Exhibit 99.1

ARRIS RESOURCES INC

The ”Reporting Issuer” or the “Company”

FORM NI 51-101F1 STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

For fiscal Year Ended December 31, 2008

This is the form referred to in item 1 of section 2.1 of National Instrument 51-101

Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). Terms for which a meaning is given in NI 51-101 have the same meaning in this Form 51-101F1.

TABLE OF CONTENTS

PART 1	DATE OF STATEMENT	Page 1
PART 2	DISCLOSURE OF RESERVES DATA	None - not included
PART 3	PRICING ASSUMPTIONS	None - not included
PART 4	CHANGES IN RESERVES & FUTURE NET REVENUE	None - not included
PART 5	ADDITIONAL INFORMATION RELATING TO RESERVES DATA	None - not included
PART 6	OTHER OIL AND GAS INFORMATION	Page 1

Form 51-101F2 Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor	None – “nil’ included
Form 51-101F3 Report of Management and Directors on Oil And Gas Disclosure	Filed Separately

PART 1

DATE OF STATEMENT

Item 1.1

Relevant Dates

1.

The date of this report and statement is: April 30, 2009

2.

The effective date of information provided in this statement is as of the Company’s most recently completed fiscal year ended: December 31, 2008

3.

The date of preparation the information provided herein is: April 30, 2009

PART 6

OTHER OIL AND GAS INFORMATION

Item 6.1

Oil and Gas Properties and Wells

1.

Alexander, Alberta:

Arris Resources Inc. holds a 30% working interest in 64 gross Ha (19.2 Net Ha) of onshore P&NG rights in Alexander, Alberta. The property includes a producing Ellerslie/Wabamun oil well at 6-7-57-1W5 and a 40% interest in an oil battery at 3-7-57-1W5. Arris Resources is in a non-participation penalty position on both the well and battery and does not currently receive production or fee revenues from these assets.

2.	Producing Wells (Alberta):	Gross Wells:
Net Wells:
	Non-Producing Wells (Alberta):	None

1.	Alexander, Alberta:

Arris Resources Inc. holds a 30% working interest in 64 gross Ha (19.2 Net Ha) of onshore P&NG rights in Alexander, Alberta. The property includes a producing Ellerslie/Wabamun oil well at 6-7-57-1W5 and a 40% interest in an oil battery at 3-7-57-1W5. Arris Resources is in a non-participation penalty position on both the well and battery and does not currently receive production or fee revenues from these assets.

2.	Producing Wells (Alberta):	Gross Wells:
Net Wells:
	Non-Producing Wells (Alberta):	None

Item 6.2

Properties With No Attributed Reserves

See item 6.1

Item 6.4

Additional Information Concerning Abandonment and Reclamation Costs

In respect of abandonment and reclamation costs for surface leases, wells, facilities and pipelines, disclose:

a)

Arris Resources estimates abandonment and reclamation costs based on operators’ cost experience for the area.

b)

Arris Resources expects to incur future abandonment and reclamation costs in respect of 0.69 net wells and 0.40 net facilities.

Item 6.6

Costs Incurred

The net costs incurred by the Company to the Company’s participating interest share of its oil and gas properties in the Company’s most recently completed financial year ended December 31, 2008, (not including lease payments during 2008): NONE

Item 6.7

Exploration and Development Activities

1.

The Company did not engage in any oil & gas exploration and development activities during the Company’s most recently completed financial year ended December 31, 2008

2.

The Company does not expect to participate in future oil and gas exploration and development activities.

Form 51-101F2

The companion Form 51-101F2 “Report On Reserves Data By Independent Qualified Reserves Evaluator Or Auditor” to this Form 51-101F1 filed concurrently and is nil because the Company is an exploration stage company and has no reserves to report on.

Form 51-101F3

The companion Form 51-101F3 “Report of Management and Directors on Oil and Gas Disclosure” pertaining to this Form 51-101F1 is filed concurrently with this Form 51-101F1.